EXHIBIT (a)(5)(D)

FAC Acquisition Corporation Completes Tender Offer for Hunt Corporation

PHILADELPHIA, December 16, 2002—FAC Acquisition Corporation (“FAC”) announced today that it has completed its all-cash tender offer for the outstanding common shares of Hunt Corporation (NYSE: HUN) (“Hunt”) at a price of $12.50 per share. The tender offer expired, as scheduled, on Friday, December 13, 2002 at 12:00 midnight, New York City time.

A preliminary count from American Stock Transfer & Trust Company, the depositary for the offer, shows that approximately 8,411,803 common shares of Hunt had been tendered and accepted for payment as of the expiration of the offer (including approximately 208,057 common shares subject to guarantees of delivery), which together represent approximately 93% of the outstanding common shares. There are approximately 570,068 common shares that remain outstanding. FAC will accept and promptly pay for all shares validly tendered and not properly withdrawn prior to the expiration date. FAC and Hunt intend to complete a short-form merger promptly, pursuant to which FAC will be merged with and into Hunt, with Hunt as the surviving corporation. In connection with this merger, those Hunt shareholders who did not tender their shares in the tender offer will have their shares converted into the right to receive $12.50 per share in cash, subject to dissenters’ rights.

Georgeson Shareholders Communications Inc. is acting as Information Agent for the tender offer.

Hunt Corporation, with operations in the United States and Canada, is an internationally recognized manufacturer and marketer of innovative office products and presentation and display solutions for business, education and consumer markets. Among Hunt’s well-known product brand names are X-ACTO®, BOSTON® and BIENFANG®.

Hunt Corporation Contact
Bradley P. Johnson, President & Chief Executive Officer, 215-841-2398
Dennis S. Pizzica, Vice President & Chief Financial Officer, 215-841-2398

FAC Contact
Van Billet, Vice President & Chief Financial Officer, 215-575-2407

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